February 20, 2025

Emily Hill
Chief Financial Officer
Replimune Group, Inc.
500 Unicorn Park Drive, Suite 303
Woburn, MA 01801

       Re: Replimune Group, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2024
           File No. 001-38596
Dear Emily Hill:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences